SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2016

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

Convocation Notice of the 15th Annual General Meeting of Shareholders

Table of Contents

Convocation Notice of the 15th Annual General Meeting of Shareholders

Meeting Agendas

AGENDA ITEM NO. 1 APPROVAL OF FINANCIAL STATEMENTS

(INCLUDING STATEMENTS OF APPROPRIATION OF RETAINED EARNINGS)

AGENDA ITEM NO. 2 APPROVAL OF REVISION TO ARTICLES OF INCORPORATION

AGENDA ITEM NO. 3 APPOINTMENT OF DIRECTORS (1 Non-Executive Director & 6 Outside Directors)

Agenda Item No. 3-1 Non-Executive Director Candidate : Mr. Namkoong Hoon

Agenda Item No. 3-2 Outside Director Candidate : Mr. Ko Boo-in

Agenda Item No. 3-3 Outside Director Candidate : Mr. Lee Manwoo

Agenda Item No. 3-4 Outside Director Candidate : Mr. Lee Sang-kyung

Agenda Item No. 3-5 Outside Director Candidate : Mr. Lee Sung-ryang

Agenda Item No. 3-6 Outside Director Candidate : Mr. Lee Jung-il

Agenda Item No. 3-7 Outside Director Candidate : Mr. Lee Heun-ya

AGENDA ITEM NO. 4 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (3 MEMBERS)

Agenda Item No. 4-1 Audit Committee Member Candidate : Mr. Lee Manwoo

Agenda Item No. 4-2 Audit Committee Member Candidate : Mr. Lee Sang-kyung

Agenda Item No. 4-3 Audit Committee Member Candidate : Mr. Lee Sung-ryang

AGENDA ITEM NO. 5 APPROVAL OF THE MAXIMUM LIMIT ON DIRECTOR REMUNERATION

Additional Information

I.	Number and Classification of Voting Shares

II.	Method of Resolutions

III.	Members of the Board of Directors after the 15th Annual General Meeting of Shareholders

IV.	Committees of the Board of Directors

Appendix A – Financial Statements for FY 2015

Shinhan Financial Group

20, Sejong-daero 9-gil, Jung-gu,

Seoul 04513, Korea

February 23, 2016

Convocation Notice of the 15th Annual General Meeting of Shareholders

To our Shareholders:

Notice is hereby given that the 15th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Meeting Description

1. Date and Time: March 24, 2016 10 A.M. in Seoul time.

2. Place: Auditorium, 20th floor, Shinhan Bank, 20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Agendas to be voted on:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2015 (January 1, 2015 ~ December 31, 2015)

2)	Approval of Revision to Articles of Incorporation

3)	Appointment of Directors (1 Non-Executive Director & 6 Outside Directors)

3-1) Non-Executive Director Candidate : Mr. Namkoong Hoon

3-2) Outside Director Candidate : Mr. Ko Boo-in

3-3) Outside Director Candidate : Mr. Lee Manwoo

3-4) Outside Director Candidate : Mr. Lee Sang-kyung

3-5) Outside Director Candidate : Mr. Lee Sung-ryang

3-6) Outside Director Candidate : Mr. Lee Jung-il

3-7) Outside Director Candidate : Mr. Lee Heun-ya

4)	Appointment of Audit Committee Members (3 members)

4-1) Audit Committee Member Candidate: Mr. Lee Manwoo

4-2) Audit Committee Member Candidate: Mr. Lee Sang-kyung

4-3) Audit Committee Member Candidate: Mr. Lee Sung-ryang

5)	Approval of the maximum limit on Director Remuneration

Meeting Agendas

AGENDA ITEM NO. 1	APPROVAL OF FINANCIAL STATEMENTS

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2015 (January 1, 2015 ~ December 31, 2015), Including Statements of Appropriation of Retained Earnings)

Pursuant to Article 449 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the Company’s separate financial statements and consolidated financial statements for fiscal year 2015.

Business Results for FY 2015 (stand-alone or separate basis)

Shinhan Financial Group is a financial holding company established in accordance with the Financial Holding Company Acts and engages in the primary business of 1) controlling or managing companies that either provide financial services or are closely related to financial business through ownership of shares, 2) investing in or providing financial support to subsidiaries and to raise capital necessary for financial support, and 3) supporting the business of subsidiaries for joint development, marketing of new products and joint utilization of facilities and ICT systems and etc.

As of December 31, 2015, Shinhan Financial Group consists of 13 direct subsidiaries that include Shinhan Bank, Shinhan Card, Shinhan Investment Corp., Shinhan Life Insurance and Shinhan BNP Paribas Asset Management, and 24 indirect subsidiaries.

During the fiscal year of 2015, Shinhan Financial Group received annual dividend for FY 2014 from its subsidiaries that amounts KRW 1,063.3 billion in total. In addition, as the owner of ‘Shinhan’ brand trademark, Shinhan Financial Group received brand fees from users of our brand and recognized brand fee income of total KRW 70.0 billion in 2015.

Business Results of FY 2015 (consolidated basis)

For the fiscal year 2015, Shinhan Financial Group recorded KRW 2,367.2 billion of consolidated net income attributable to equity shareholders.

Group net income increased by 13.7% year-on-year attributed to recovery in earnings from non-bank subsidiaries.

Interest income slightly decreased by 1.4% year-on-year despite rapid contraction of net interest margin backed by resilient loan growth, whereas non-interest income increased by 40.3% year-on-year attributed to increased gain in securities and fee income.

Group’s accumulated provision for credit losses increased by 9.2% year-on-year to KRW 1,037.4 billion. However, Group credit costs maintained at historically lowest level attributed to consistent credit risk management and disciplined credit appetite.

Shinhan Bank reported net income of KRW 1,489.7 billion, increased by 2.4% from the previous year and Jeju Bank reported net income of KRW 13.4 billion, up by 40.0% from 2014.

Non-bank subsidiaries realized a combined net income of KRW 1,087.5 billion, increased by 17.7% from 2014. Shinhan Card, Shinhan Investment Corp. and Shinhan Life Insurance net profits increased by 9.4%, 82.2% and 24.2% year-on-year respectively, whereas Shinhan BNPP AM decreased by 16.1% year-on-year.

The net income contribution from non-bank subsidiaries in 2015 increased up to 42% from 39% in 2014.

The dividend proposed by the Board of Directors for fiscal year 2015 is as follows;

1)	Dividend for Common Stocks: KRW 569,040 million

(KRW 1,200 per share and 2.9% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 61,938 million

3)	Total Dividend Amount: KRW 630,978 million

- Please refer to Appendix A for the separate financial statements and Consolidate financial statements of Shinhan Financial Group. For more detailed information of notes to financial statements, please refer to the audit report through a 6-K filing disclosure provisionally scheduled to be released on 9 March, 2016, allowing shareholders to view the financial statements at least two weeks to review prior to the Annual General Meeting.

AGENDA ITEM NO. 2 APPROVAL OF REVISIONS TO ARTICLES OF INCORPORATION

Pursuant to Article 433 of the Commercial Act, we seek shareholders’ approval during the Annual General Meeting of Shareholders on revision to the Articles of Incorporation.

Relevant Articles of the Articles of Incorporation	Reasons for the Amendment
Articles 46	To reflect the recent enactment of the Corporate Governance Act (Act on Corporate Governance of Financial Institutions)

Current Provisions	Proposed Amendments	Remarks
Article 1 ~ 45	[No change]

Article 46 (Resolutions of the Board of Directors) (1~3)

Article 46 (Resolutions of the Board of Directors, etc.)

(1~3) [No change]

[Added] (4) The Board of Directors shall deliberate and decide on the following matters.

1. Matters concerning the management objectives and evaluation of performance.

2. Matters concerning the amendment of the Articles of Incorporation.

3. Matters concerning the budget and settlement of accounts.

4. Matters concerning important changes to the organization of the Company such as dissolution, business transfer, merger, etc.

5. Matters concerning the enactment, amendment and abolition of the risk management standards and internal control standards.

6. Matters concerning the establishment of governance policies such as a plan for succession of CEO, etc.

7. Matters concerning the supervision of conflicts of interest between the Company and major shareholders or executive officers.

8. Other matters determined by the Board of Directors.

This provision reflects Article 15, Paragraphs 1 and 2 of the Corporate Governance Act (Act on Corporate Governance of Financial Institutions)

Article 47 ~ 61	[No change]

Addenda(1) ~ Addenda(10)	Addenda(1) ~ Addenda(10) [No change] [Added] Addenda (11) Article 1 (Effective Date) These Articles of Incorporation shall become effective as of August 1, 2016.

AGENDA ITEM NO. 3 APPOINTMENT OF DIRECTORS (1 Non-Executive Director & 6 Outside Directors)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of directors.

At the 15th Annual General Meeting of Shareholders 7 directors will seek the approval of appointment from shareholders.

The Board of Directors is currently composed of 12 directors, 1 executive director and 1 non-executive director and 10 outside directors. The terms of 7 outside directors (Messrs. Ko Boo-in, Kwon Taeeun, Kim Seok-won, Namkoong Hoon, Lee Manwoo, Lee Sang-kyung, Chung Jin) terms will be completed in March 2016 on the date of the Annual General Meeting of Shareholders.

The Board Steering Committee, the committee under the Board of Directors which recommends non-executive directors for the Company, recommended Mr. Namkoong Hoon, the former Chairman of Korea Life Insurance Association, as a non-executive director for the Company.

On February 23, 2016, the Board of Directors endorsed the nominee selected by the Board Steering Committee.

The Outside Director Recommendation Committee under the Board of Directors recommended 6 outside directors, of which 3 directors, Messrs. Ko Boo-in, Lee Manwoo and Lee Sang-kyung are to renew their terms. Messrs. Lee Sung-ryang, Lee Jung-il and Lee Heun-ya have been newly nominated and recommended as an outside directors.

The Outside Director Recommendation Committee is a committee under the Board of Directors and assesses the independence and ability of potential candidates for outside directors and recommends relevant candidates to the Board of Directors.

On February 23, 2016, the Board of Directors endorsed the nominees selected by the Outside Director Recommendation Committee.

The Board of Directors recommends a vote “FOR” the election of the following candidate;

Please refer to the “Additional information” section provided at the end of this document for information on the a) Members of the Board of Directors after the 15th Annual General Meeting of Shareholders’ and b) Committees of Board of Directors.

AGENDA ITEM NO.3-1 NON EXECUTIVE DIRECTOR CANDIDATE	MR. NAMKOONG HOON

1.	Date of Birth	June 26, 1947

2.	Nominator	Board Steering Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar. 24, 2016 until the 16th AGM (1 year)

6.	Current Position	Chairman of the Board of Directors, Shinhan Financial Group

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	M.A. in public administration from University of Wisconsin at Madison

9.	Main Work Experience

2011 - current	Chairman of the Board of Directors, Shinhan Financial Group

2009 - 2011	Outside Director, KORAMCO (Korea Real Asset Management Company)

2005 - 2014	Outside Director, Samsung Electro-Magnetics Co., Ltd

2005 - 2008	Chairman, Korea Life Insurance Association

2000 - 2004	Member, Monetary Policy Committee, Bank of Korea

1999 - 2000	Chairman and President, Korea Deposit Insurance Corporation

AGENDA ITEM NO.3-2 OUTSIDE DIRECTOR CANDIDATE	MR. KO BOO-IN

1.	Date of Birth	December 25, 1941

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	CEO, Sansei Co., Ltd

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	BA, Meiji University

9.	Main Work Experience

2005 - current	CEO, Sansei Co., Ltd

2009 – 2010	Outside Director, Shinhan Financial Group

2005 – 2009	Outside Director, Jeju Bank

2002	Director, JEJU International Convention Center

1998	Advisor, The National Unification Advisory Council

1998	Vice Chairman, Korea Chamber of Commerce and Industry in Tokyo

AGENDA ITEM NO.3-3 OUTSIDE DIRECTOR CANDIDATE	MR. LEE MANWOO

1.	Date of Birth	November 22, 1954

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	Professor, Korea University Business School

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	Ph.D. in Business Administration from University of Georgia

9.	Main Work Experience

1988 - current	Professor, Korea University Business School

2007 – 2008	Chairman, Korean Accounting Association

2006 – 2007	Chairman, Korean Academic Society of Taxation

2001 – 2007	Committee member of Securities Listing, Korea Exchange

AGENDA ITEM NO.3-4 OUTSIDE DIRECTOR CANDIDATE	MR. LEE SANG-KYUNG

1.	Date of Birth	September 20, 1945

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm Lee Sang Kyung

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100%

8.	Education	B.A. in Law, Chung-Ang University

9.	Main Work Experience

2014 - current	Representative Attorney, Law Firm Lee Sang Kyung

2010 - 2013	Representative Attorney, Law Firm WONJON

2009 - 2010	Lawyer, DW Partners Law Firm

2005 - 2009	Lawyer, Law Firm LEEWOO

2004 - 2005	Chief Judge, Constitutional Court of Korea

2002 - 2004	President, Busan High Court

2000 - 2002	President, Daegu District Court & Incheon District Court

2000 - 2000	Senior Presiding Judge, Patent Court of Korea

1992 - 2000	Senior Judge, Daegu High Court

AGENDA ITEM NO.3-5 OUTSIDE DIRECTOR CANDIDATE	MR. LEE SUNG-RYANG

1.	Date of Birth	August 30, 1955

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 17th AGM (2 years)

6.	Current Position	Professor, School of Economics, Dongguk University

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	Ph.D. in Economics, Columbia University

9.	Main Work Experience

2007 - current	Professor, School of Economics, Dongguk University

2015 - current	Director, Research Institute of Social Science, Dongguk University

2013 – 2015	Dean, School of Economics, Dongguk University

2002 – 2004	Head of Graduate Department of public administration, Dongguk University

1997 – 2006	Professor, School of International Studies, Dongguk University

1995 – 1996	Head of Asia (South-East Asia) Department, Korea Institute for International Economic Policy

1994 – 1995	Visiting Professor, Florida International University

1986 - 1987	Assistant Professor, The University of Washington

AGENDA ITEM NO.3-6 OUTSIDE DIRECTOR CANDIDATE	MR. LEE JUNG-IL

1.	Date of Birth	August 28, 1952

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 17th AGM (2 years)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd.

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	BA in Political Science & Economics, Meiji University

9.	Main Work Experience

2011 - 2013	Outside Director, Shinhan Financial Group

2006	Board member, Korean Residents’ Union in Japan

1995	Vice Chairman, Korea Chamber of Commerce and Industry in Japan

1985	CEO, Hirakawa Shoji Co., Ltd

AGENDA ITEM NO.3-7 OUTSIDE DIRECTOR CANDIDATE	MR. LEE HEUN-YA

1.	Date of Birth	September 10, 1959

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 17th AGM (2 years)

6.	Current Position	Executive Director, Korea Chamber of Commerce and Industry in Japan

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education

9.	Main Work Experience

2014 - current	Executive Director, Korea Chamber of Commerce and Industry in Japan

1983 - 2005	CEO, Marushin Co., Ltd.

AGENDA ITEM NO. 4 APPOINTMENT OF AUDIT COMMITTEE MEMBERS (3 MEMBERS)

Pursuant to Article 542.12 of the Commercial Act, Article 41 of the Financial Holding Companies Act and Article 38 of the Company’s Articles of Incorporation, we seek shareholders’ approval during the Annual General Meeting of Shareholders on the appointment of the Audit Committee Members.

Among the existing outside director candidates, Messrs. Lee Manwoo, Lee Sang-kyung and Lee Sung-ryang were recommended as candidates of the Audit Committee Members for fiscal year 2016 through the resolution of the Audit Committee Member Recommendation Committee.

Under the Korean Commercial Code, Mr. Lee Manwoo is considered the financial experts within this fully independent audit committee.

The Board of Directors recommends a vote “FOR” the election of each of the following nominee;

AGENDA ITEM NO.4-1 AUDIT COMMITTEE MEMBER CANDIDATE	MR. LEE MANWOO

1.	Date of Birth	November 22, 1954

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	Professor, Korea University Business School

7.	Education	Ph.D. in Business Administration from University of Georgia

8.	Main Work Experience

1988 - current	Professor, Korea University Business School

2007 – 2008	Chairman, Korean Accounting Association

2006 – 2007	Chairman, Korean Academic Society of Taxation

2001 – 2007	Committee member of Securities Listing, Korea Exchange

AGENDA ITEM NO.4-2 AUDIT COMMITTEE MEMBER CANDIDATE	MR. LEE SANG-KYUNG

1.	Date of Birth	September 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	Representative Attorney, Law Firm Lee Sang Kyung

7.	Education	B.A. in Law, Chung-Ang University

8.	Main Work Experience

2014 - current	Representative Attorney, Law Firm Lee Sang Kyung

2010 - 2013	Representative Attorney, Law Firm WONJON

2009 - 2010	Lawyer, DW Partners Law Firm

2005 - 2009	Lawyer, Law Firm LEEWOO

2004 - 2005	Chief Judge, Constitutional Court of Korea

2002 - 2004	President, Busan High Court

2000 - 2002	President, Daegu District Court & Incheon District Court

2000 - 2000	Senior Presiding Judge, Patent Court of Korea

1992 - 2000	Senior Judge, Daegu High Court

AGENDA ITEM NO.4-3 AUDIT COMMITTEE MEMBER CANDIDATE	MR. LEE SUNG-RYANG

1.	Date of Birth	August 30, 1955

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.24, 2016 until the 16th AGM (1 year)

6.	Current Position	Professor, School of Economics, Dongguk University

7.	Education	Ph.D. in Economics, Columbia University

8.	Main Work Experience

2007 - current	Professor, School of Economics, Dongguk University

2015 - current	Director, Research Institute of Social Science, Dongguk University

2013 – 2015	Dean, School of Economics, Dongguk University

2002 – 2004	Head of Graduate Department of public administration, Dongguk University

1997 – 2006	Professor, School of International Studies, Dongguk University

1995 – 1996	Head of Asia(South-East Asia) Department, Korea Institute for International Economic Policy

1994 – 1995	Visiting Professor, Florida International University

1986 - 1987	Assistant Professor, The University of Washington

AGENDA ITEM NO.5 APPROVAL OF THE MAXIMUM LIMIT ON DIRECTOR REMUNERATION

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company’s Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2015~FY2016

FY2015(Approved)	FY2016(Proposed)
4.5 billion	3.5 billion*

KRW 3.5 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 9 outside directors, of the Company for fiscal year 2016. For your reference the limitation for fiscal year 2015 for 12 directors, including 10 outside directors, was KRW 4.5 billion.

*	the maximum number of performance shares to be granted to the directors of the board of the Company in respect of fiscal year 2016 be set as 22,000 shares, provided that payments accrued in relation thereto shall be made in fiscal year 2020 in accordance with the standards for and method of such grant and payment as determined by the board of directors, and the board of directors be hereby delegated with the authority to make such determination.

It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares may be made in fiscal year 2016 to the extent that the total number of such shares falls within the limit approved at previous shareholders’ meetings held during the period from 2010 to 2013.

Additional Information

I.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2015. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

II.	Method of Resolutions

Pursuant to the provisions of the Commercial Act, Agenda Item No. 1, 3, 4 and 5 shall be passed a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

III.	Members of the Board of Directors after the 15th Annual General Meeting of Shareholders

Before AGM	After AGM
		Initially Appointed on	Reappointed on	End of Tenure
Executive Director	Executive Director
Han Dongwoo	Han Dongwoo	March 23, 2011	March 26, 2014	FY 2016 AGM

Non-executive Director	Non-executive Director
Cho Yong-byoung	Cho Yong-byoung	March 25, 2015		FY 2016 AGM
	Namkoong Hoon	March 24, 2016		FY 2016 AGM

Outside Directors*	Outside Directors*
Lee Manwoo†	Lee Manwoo	March 26, 2014	March 24, 2016	FY 2016 AGM
Ko Boo-in†	Ko Boo-in	March 28, 2013	March 24, 2016	FY 2016 AGM
Lee Sang-kyung†	Lee Sang-kyung	March 29, 2012	March 24, 2016	FY 2016 AGM
Park Cheul	Park Cheul	March 25, 2015		FY 2016 AGM
Yuki Hirakawa	Yuki Hirakawa	March 25, 2015		FY 2016 AGM
Philippe Avril	Philippe Avril	March 25, 2015		FY 2016 AGM
Namkoong Hoon**	Lee Sung-ryang	March 24, 2016		FY 2017 AGM
Kwon Taeeun	Lee Jung-il	March 24, 2016		FY 2017 AGM
Kim Seok-won	Lee Heun-ya	March 24, 2016		FY 2017 AGM
Chung Jin

*	Outside Directors is defined by the Financial Holding Companies Act and the Securities and Exchange Act as a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.
**	Mr. Namkoong Hoon was the Chairman of the Board of Directors for Shinhan Financial Group.
***	The new Chairman of the Board of Directors will be elected on the following meeting of Board of Directors after the AGM.
†	indicates outside directors whose tenure expired and who seeks shareholders’ approval to renew their terms.

IV.	Committees of the Board of Directors

There are currently eight management committees that serve under the board:

•	the Governance and CEO Recommendation Committee;

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee;

•	the Compensation Committee;

•	the Outside Director Recommendation Committee

•	the Audit Committee Member Recommendation Committee; and

•	the Corporate Social Responsibility Committee

Each committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

The following table lists the members of each committee as of February 23, 2016. Each committee members for FY 2015, except for the members of the Audit Committee, will be appointed by the new Board of Directors after the 15th Annual General Meeting of Shareholders;

Committee	Members	Objective	Attendance Record*	Number of Meetings Held*
Governance and CEO Recommendation Committee†	Chair (Mar. 2014~Mar. 2015) Lee Sang-kyung (o) Chair (Mar. 2015~Current) Lee Sang-kyung (o)

The committee is responsible for overall corporate governance matters of the Company. It will deliberate on matters related to corporate governance of the Company, such as the code of conduct and code of ethics, size of the Board of Directors and matters necessary for improvements to the Company’s corporate governance structure.

The committee is also responsible to develop, operate and review the Company’s management succession plan, including setting CEO qualification criteria, evaluating CEO candidate pool and recommending CEO candidates.

The Chair of this committee will be elected among the outside director members.

The participation, and voting right, of the incumbent CEO will be limited if he or she is included in the CEO candidate pool.

			100% 100%
	Members (Mar. 2014~Mar. 2015) Ko Boo-in (o) Kwon Taeeun (o) Namkoong Hoon (o) Lee Sang-kyung (o) Philippe Aguignier (o) Han Dongwoo Members (Mar. 2015~Current) Ko Boo-in (o) Kwon Taeeun (o) Namkoong Hoon (o) Lee Sang-kyung (o) Philippe Avril (o) Han Dongwoo		0% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100%	3

Board Steering Committee†	Chair (Mar. 2014~Mar. 2015) Han Dongwoo Chair (Mar. 2015~Current) Han Dongwoo	The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities.	100% 100%
	Members (Mar. 2014~Mar.2015) Ko Boo-in (o) Kim Kee-Young (o) Kim Seok-won (o) Chung Jin (o) Members (Mar. 2015~Current) Namkoong Hoon (o) Lee Sang-kyung (o) Chung Jin (o) Yuki Hirakawa (o)		50% 100% 100% 67% 100% 100% 50% 50%	4

Risk Management Committee†	Chair (Mar. 2014~Mar.20 15) Kim Kee-Young (o) Chair (Mar. 2015~Current) Park Cheul (o)	The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.	100% 100%
	Members (Mar. 2014~Mar.20 15) Namkoong Hoon (o) Philippe Aguignier (o) Members (Mar. 2015~Current) Namkoong Hoon (o) Philippe Avril (o)		100% 100% 100% 100%	4

Compensation Committee†	Chair (Mar. 2014~Mar. 2015) Kim Seok-won (o) Chair (Mar. 2015~Current) Kim Seok-won (o)	This committee is responsible for reviewing and approving the management’s evaluation and compensation programs.	100% 100%
	Members (Mar. 2014~Mar. 2015) Namkoong Hoon (o) Lee Manwoo (o) Haruki Hirakawa (o) Members (Mar. 2015~Current) Park Cheul (o) Lee Manwoo (o) Chung Jin (o)		100% 100% 50% 100% 100% 0%	3

Audit Committee†	Chair (Mar. 2014~Mar. 2015) Kwon Taeeun (o) Chair (Mar. 2015~Current) Kwon Taeeun (o)	The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of stockholders.	100% 100%
	Members (Mar. 2014~Mar. 2015) Kim Seok-won (o) Lee Sang-kyung (o) Lee Manwoo (o) Members (Mar. 2015~Current) Kim Seok-won (o) Lee Sang-kyung (o) Lee Manwoo (o)		100% 100% 100% 100% 89% 100%	9

Outside Director Recommendation Committee†	Chair (Feb. 2015) Kim Kee-Young (o) Chair (Mar. 2015~Current) Namkoong Hoon (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.	100% 100%
	Members (Feb. 2015) Ko Boo-in (o) Lee Manwoo (o) Haruki Hirakawa (o) Han Dongwoo Members (Mar. 2015~Current) Kwon Taeeun (o) Park Cheul (o) Yuki Hirakawa (o) Han Dongwoo		100% 100% 67% 100% 100% 100% 100% 100%	2

Audit Committee Member Recommendation Committee†	Chair Namkoong Hoon (o)	Members of this committee will be appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. The committee should consist of all of the outside directors of the Group.	100%	1
	Member All outside Directors (o)		100%

Corporate Social Responsibility Committee†	Chair Lee Manwoo (o)	The committee is responsible for setting the general corporate policy and discussing specific business agenda in relation to enhancing our role as a responsible corporate citizen.	100%	2
	Member Kim Seok-won (o) Yuki Hirakawa (o) Han Dongwoo		100% 100% 100%
†	indicates committees with a majority of outside directors as committee members
*	The “number of meetings held” and the “attendance record” for the Board Steering Committee, Risk Management Committee, Compensation Committee, Audit Committee and the Corporate Social Responsibility Committee have been counted for the period from the appointment of the members to the committee until the end of FY 2015, that is December 31, 2015, based on the Financial Supervisory Service disclosure guideline for proxy materials. However, for the outside director Recommendation Committee and the Audit Committee Member Recommendation Committee, those records were counted for the meetings held to recommend and nominate candidates that constitute the next Outside Directors among the Board of Directors and the Audit Committee Members for FY 2016, which both were held during February 2016.
(o)	indicates outside directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Yim Bo-hyuk
Name: Yim Bo-hyuk
Title: Chief Financial Officer

Date: February 23, 2016

For detailed information of notes to financial statements, please refer to audit report through 6-K disclosure scheduled on 9th of March, 2016.

Actual date of disclosure that is scheduled on 9th of March, 2016 may be subject to change.

Appendix A. Financial Statements for FY 2015

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Financial Statements

December 31, 2015 and 2014

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	2015		2014
Assets
Due from banks	~~W~~	500,815	120,790
Trading assets		517,597	69,338
Loans, net		1,234,622	1,337,083
Property and equipment, net		768	1,029
Intangible assets, net		4,383	6,093
Investments in subsidiaries		25,203,159	25,203,159
Deferred tax assets		4,596	3,421
Other assets, net		209,547	353,635

Total assets	~~W~~	27,675,487	27,094,548

Liabilities
Borrowings	~~W~~	5,000	7,500
Debt securities issued		6,642,830	6,451,436
Liabilities for defined benefit obligations		3,855	4,502
Other liabilities		242,816	395,991

Total liabilities		6,894,501	6,859,429

Equity
Capital stock		2,645,053	2,645,053
Hybrid bonds		736,898	537,443
Capital surplus		9,494,842	9,494,842
Accumulated other comprehensive loss		(4,501)	(4,788)
Retained earnings		7,908,694	7,562,569

Total equity		20,780,986	20,235,119

Total liabilities and equity	~~W~~	27,675,487	27,094,548

See accompanying notes to the separate financial statements.

1

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share data)	2015		2014
Interest income	~~W~~	58,872	58,363
Interest expense		(241,312)	(271,909)

Net interest expense		(182,440)	(213,546)

Fees and commission income		70,024	70,034
Fees and commission expense		(121)	(182)

Net fees and commission income		69,903	69,852

Dividend income		1,063,347	922,734
Net trading income		9,706	10,409
Provision for credit losses		(2)	(37)
General and administrative expenses		(68,423)	(68,125)

Operating income		892,091	721,287

Non-operating expense		(317)	(59,157)

Profit before income taxes		891,774	662,130

Income tax benefit		1,267	493

Net profit for the year		893,041	662,623

Other comprehensive income for the year, net of income tax
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability		287	(1,869)

Total comprehensive income for the year	~~W~~	893,328	660,754

Basic and diluted earnings per share in won	~~W~~	1,680	1,204

See accompanying notes to the separate financial statements.

2

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Appropriation of Retained Earnings

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Unappropriated retained earnings :
Balance at beginning of year	~~W~~	5,285,274	5,232,139
Dividend to hybrid bonds		(34,488)	(29,940)
Net income		893,041	662,623

Balance at end of year before appropriation		6,143,827	5,864,822

Appropriation of retained earnings :
Legal reserve		89,304	66,262
Regulatory reserve for loan losses		665	858
Dividends
Dividends on common stocks paid		569,040	450,490
Dividends on preferred stocks paid		61,938	61,938

	~~W~~	720,947	579,548

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,422,880	5,285,274

Date of appropriation :		March 24, 2016	March 25, 2015

See accompanying notes to the separate financial statements.

3

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,494,842	(2,919)	7,300,053	19,974,472
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	662,623	662,623
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	(1,869)	—	(1,869)

		—	—	—	(1,869)	662,623	660,754

Transactions with owners:
Dividends		—	—	—	—	(370,167)	(370,167)
Dividend to hybrid bonds		—	—	—	—	(29,940)	(29,940)

		—	—	—	—	(400,107)	(400,107)

Balance at December 31, 2014	~~W~~	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119

	Capital stock		Hybrid bonds	Capital surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,494,842	(4,788)	7,562,569	20,235,119
Total comprehensive income for the year:
Net profit for the year		—	—	—	—	893,041	893,041
Other comprehensive income, net of income tax:
Remeasurements of the defined benefit liability		—	—	—	287	—	287

		—	—	—	287	893,041	893,328

Transactions with owners:
Dividends		—	—	—	—	(512,428)	(512,428)
Dividend to hybrid bonds		—	—	—	—	(34,488)	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	199,455

		—	199,455	—	—	(546,916)	(347,459)

Balance at December 31, 2015	~~W~~	2,645,053	736,898	9,494,842	(4,501)	7,908,694	20,780,986

See accompanying notes to the separate financial statements.

4

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from operating activities
Profit before income taxes	~~W~~	891,774	662,130
Adjustments for:
Interest income		(58,872)	(58,363)
Interest expense		241,312	271,909
Dividend income		(1,063,347)	(922,734)
Net trading income		(1)	(116)
Provision for credit losses		2	37
Employee costs		3,766	3,991
Depreciation and amortization		640	1,034
Non-operating expense		46	58,904

		(876,454)	(645,338)
Changes in assets and liabilities:
Trading assets		(448,258)	450,894
Other assets		374	474
Liabilities for defined benefit obligations		(2,292)	(2,718)
Other liabilities		(6,761)	(1,637)

		(456,937)	447,013

Interest received		57,895	57,861
Interest paid		(240,172)	(271,854)
Dividend received		1,063,347	922,734

Net cash provided by operating activities		439,453	1,172,546

Cash flows from investing activities
Lending of loans		(5,000)	(50,000)
Collection of loans		107,500	50,000
Acquisition of property and equipment		(204)	(327)
Disposal of property and equipment		10	—
Acquisition of intangible assets		(86)	(2,428)
Disposal of intangible assets		75	2,190

Net cash provided by (used in) investing activities		102,295	(565)

Cash flows from financing activities
Issuance of hybrid bonds		199,455	—
Increase in borrowings		95,000	37,500
Repayments of borrowings		(97,500)	(37,500)
Issuance of debt securities		1,500,000	820,000
Redemption of debt securities issued		(1,310,000)	(1,470,000)
Debentures issuance cost paid		(2,447)	(1,762)
Dividends paid		(546,160)	(399,791)

Net cash used in financing activities		(161,652)	(1,051,553)

Net increase in cash and cash equivalents		380,096	120,428

Cash and cash equivalents at beginning of year		120,810	382

Cash and cash equivalents at end of year	~~W~~	500,906	120,810

See accompanying notes to the separate financial statements.

5

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

1.	Reporting entity

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving the exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company’s shares were listed on the Korea Exchange on September 10, 2001 and the Company’s American depository shares were listed on the New York Stock Exchange on September 16, 2003.

2.	Basis of preparation

(a) Statement of compliance

The accompanying separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements and the investments of the company in an associate or a venturer are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position.

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

•	Liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These separate financial statements are presented in Korean won which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

(d) Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

6

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation (continued)

(e) Approval of separate financial statements

These separate financial statements were approved by the Board of Directors on February 4, 2016, which will be submitted for approval to shareholder’s meeting to be held on March 24, 2016.

3.	Significant accounting policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(a) Investments in subsidiaries

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027 Separate Financial Statements. The Company’s investments in subsidiaries are recorded at cost in accordance with K-IFRS No.1027. The Company applied K-IFRS No.1101 First-time Adoption of K-IFRS, and considered the amount reported previously in separate financial statements prepared in accordance with previous K-GAAP as deemed cost at the date of transition. Dividends received from its subsidiaries are recognized in profit or loss when the Company is entitled to receive the dividend.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Company in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents.

7

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(c) Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

8

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

v) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

9

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(e) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

The Company first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

(f) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of 5 years, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

10

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Amortization of intangible assets is calculated on a straight-line basis over the estimated useful lives of 5 years from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

(h) Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits and deferred tax assets, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

11

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(i) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

i) Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

ii) Other financial liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, they are derecognized form the Company’s separate statement of financial position.

(j) Foreign currency translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognized in profit or loss.

12

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(k) Capital stock

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii) Hybrid bond

The Company classifies issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bond where the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(l) Employee benefits

i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

13

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

iii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(m) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

14

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(n) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(o) Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

ii) Fees and commissions

Fees and commission income are recognized as the related services are performed.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividend income

Dividend income is recognized when the right to receive income is authorized.

15

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(p) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

16

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(q) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(r) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2015, and the Company has not early adopted them.

Management is in the process of evaluating the impact of the amendments on separate financial statements, if any.

i) K-IFRS No. 1109, Financial Instruments

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

iii) K-IFRS No. 1027. Separate Financial Statements

K-IFRS 1027, published in December 2014, introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

17

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2015 and 2014

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	2015		2014
Assets
Cash and due from banks	~~W~~	22,024,404	20,584,838
Trading assets		22,638,449	24,362,176
Financial assets designated at fair value through profit or loss		3,244,166	2,737,375
Derivative assets		1,994,714	1,568,307
Loans		246,441,361	221,617,689
Available-for-sale financial assets		33,966,071	31,418,014
Held-to-maturity financial assets		16,192,060	13,373,384
Property and equipment, net		3,038,477	3,147,255
Intangible assets, net		4,274,896	4,152,843
Investments in associates		393,006	341,876
Current tax receivable		9,740	10,643
Deferred tax assets		163,944	228,356
Investment property, net		208,717	267,529
Other assets, net		15,945,927	14,202,627
Assets held for sale		3,690	8,892

Total assets	~~W~~	370,539,622	338,021,804

Liabilities
Deposits	~~W~~	217,676,428	193,709,738
Trading liabilities		2,135,390	2,688,734
Financial liabilities designated at fair value through profit or loss		8,916,332	8,996,181
Derivative liabilities		2,599,288	1,717,555
Borrowings		21,733,865	22,973,767
Debt securities issued		41,221,284	37,334,612
Liabilities for defined benefit obligations		226,130	309,457
Provisions		698,788	694,165
Current tax payable		142,014	256,993
Deferred tax liabilities		11,193	9,549
Liabilities under insurance contracts		20,058,284	17,776,280
Other liabilities		23,310,990	21,039,865

Total liabilities		338,729,986	307,506,896

Equity
Capital stock		2,645,053	2,645,053
Hybrid bonds		736,898	537,443
Capital surplus		9,887,335	9,887,335
Capital adjustments		(423,536)	(393,405)
Accumulated other comprehensive income		304,771	637,894
Retained earnings		17,689,134	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.		30,839,655	29,184,099
Non-controlling interests		969,981	1,330,809

Total equity		31,809,636	30,514,908

Total liabilities and equity	~~W~~	370,539,622	338,021,804

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Interest income	~~W~~	11,129,704	12,060,507
Interest expense		(4,436,771)	(5,270,707)

Net interest income		6,692,933	6,789,800

Fees and commission income		3,896,529	3,560,500
Fees and commission expense		(2,275,550)	(2,091,342)

Net fees and commission income		1,620,979	1,469,158

Insurance income		4,447,828	4,221,120
Insurance expenses		(4,879,989)	(4,634,320)

Net insurance loss		(432,161)	(413,200)

Dividend income		308,277	175,798
Net trading income		(344,098)	262,492
Net foreign currency transaction gain		78,236	223,718
Net loss on financial instruments designated at fair value through profit or loss		459,765	(360,972)
Net gain on disposal of available-for-sale financial assets		772,474	680,931
Impairment losses on financial assets		(1,264,053)	(1,174,379)
General and administrative expenses		(4,475,068)	(4,462,883)
Other operating expenses, net		(444,143)	(535,653)

Operating income		2,973,141	2,654,810

Equity method income		20,971	30,580
Other non-operating income, net		146,465	182,186

Profit before income taxes		3,140,577	2,867,576

Income tax expense		694,619	667,965

Profit for the year	~~W~~	2,445,958	2,199,611

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	2015		2014
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations	~~W~~	(6,469)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		(265,990)	135,908
Equity in other comprehensive income of associates		11,624	6,255
Net change in unrealized fair value of cash flow hedges		2,932	(16,378)
Other comprehensive income (loss) of separate account		3,092	5,820

		(254,811)	118,737
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability		(81,813)	(154,416)

Total other comprehensive loss, net of income tax		(336,624)	(35,679)

Total comprehensive income for the year	~~W~~	2,109,334	2,163,932

Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	2,367,171	2,081,110
Non-controlling interest		78,787	118,501

	~~W~~	2,445,958	2,199,611

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	~~W~~	2,034,048	2,046,037
Non-controlling interest		75,286	117,895

	~~W~~	2,109,334	2,163,932

Earnings per share:
Basic and diluted earnings per share in won	~~W~~	4,789	4,195

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2014

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,081,110	2,081,110	118,501	2,199,611
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(11,984)	—	(11,984)	(884)	(12,868)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	134,507	—	134,507	1,401	135,908

Equity in other comprehensive income of associates		—	—	—	—	6,255	—	6,255	—	6,255

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(16,378)	—	(16,378)	—	(16,378)
Other comprehensive income of separate account		—	—	—	—	5,820	—	5,820	—	5,820
Remeasurements of defined benefit plans		—	—	—	—	(153,293)	—	(153,293)	(1,123)	(154,416)

Total other comprehensive income (loss)		—	—	—	—	(35,073)	—	(35,073)	(606)	(35,679)

Total comprehensive income		—	—	—	—	(35,073)	2,081,110	2,046,037	117,895	2,163,932

Other changes in equity
Dividends		—	—	—	—	—	(370,168)	(370,168)	—	(370,168)
Dividends to hybrid bonds		—	—	—	—	—	(29,940)	(29,940)	—	(29,940)
Change in other capital adjustments		—	—	—	(277)	—	—	(277)	—	(277)
Change in other retained earnings		—	—	—	—	—	297	297	—	297
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(1,104,074)	(1,104,074)

		—	—	—	(277)	—	(399,811)	(400,088)	(1,104,074)	(1,504,162)

Balance at December 31, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2015

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)

Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624

Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive income (loss)						(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income						(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Change in other capital adjustments		—	199,455	—	—	—	—	199,455	—	199,455
Change in other retained earnings		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bonds and others		—	—	—	—	—	—	—	(436,114)	(436,114)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(436,114)	(814,606)

Balance at December 31, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from operating activities
Profit before income taxes	~~W~~	3,140,577	2,867,576
Adjustments for:
Interest income		(11,129,704)	(12,060,507)
Interest expense		4,436,771	5,270,707
Dividend income		(308,277)	(175,798)
Net fees and commission expense		168,313	166,204
Net insurance loss		2,731,682	2,583,739
Net trading loss		751,811	151,525
Net foreign currency translation loss		210,740	31,356
Net loss (gain) on financial assets designated at fair value through profit or loss		(748,959)	117,137
Net gain on disposal of available-for-sale financial assets		(772,474)	(680,931)
Provision for credit losses		1,021,711	944,429
Impairment losses on other financial assets		242,342	229,951
Employee costs		185,222	143,330
Depreciation and amortization		278,882	312,966
Other operating income		(641,608)	(213,139)
Equity method income, net		(20,971)	(30,580)
Other non-operating income, net		(27,722)	(117,933)

		(3,622,241)	(3,327,544)

Changes in assets and liabilities:
Due from banks		(2,078,753)	(4,542,186)
Trading assets and liabilities		1,583,611	(4,711,789)
Financial instruments designated at fair value through profit or loss		210,582	3,593,303
Derivative instruments		(417,375)	(261,032)
Loans		(24,731,045)	(16,978,229)
Other assets		(3,417,331)	(2,012,074)
Deposits		23,246,074	14,994,221
Liabilities for defined benefit obligations		(347,926)	(141,614)
Provisions		(71,273)	(128,531)
Other liabilities		3,585,065	3,079,941

		(2,438,371)	(7,107,990)

Income taxes paid		(640,393)	(667,784)
Interest received		10,921,869	11,732,050
Interest paid		(4,700,685)	(5,789,333)
Dividends received		311,052	212,381

Net cash provided by (used in) operating activities	~~W~~	2,971,808	(2,080,644)

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets	~~W~~	31,592,208	32,886,606
Acquisition of available-for-sale financial assets		(33,755,839)	(30,227,793)
Proceeds from redemption of held-to-maturity financial assets		2,407,929	2,667,782
Acquisition of held-to-maturity financial assets		(5,144,227)	(4,959,391)
Proceeds from disposal of property and equipment		14,832	32,377
Acquisition of property and equipment		(129,350)	(182,130)
Proceeds from disposal of intangible assets		5,469	10,275
Acquisition of intangible assets		(133,744)	(62,984)
Proceeds from disposal of investments in associates		44,655	77,592
Acquisition of investments in associates		(30,927)	(61,289)
Proceeds from disposal of investment property		18,988	676,496
Acquisition of investment property		(7,775)	(1,037)
Proceeds from disposal of assets held for sale		88,235	232,365
Net increase in other assets		(25,713)	(128,080)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets		5,000	—
Payment of hedging derivative financial instruments for available-for-sale financial assets		(63,847)	—
Business combination, net of cash used		(166,431)	—

Net cash provided by (used in) investing activities		(5,280,537)	960,789

Cash flows from financing activities
Issuance of hybrid bonds		199,455	—
Net increase (decrease) in borrowings		(1,557,883)	2,597,817
Proceeds from debt securities issued		16,512,720	10,262,773
Repayments of debt securities issued		(12,867,244)	(10,619,073)
Net decrease in other liabilities		(16,815)	(28,842)
Dividends paid		(546,160)	(399,791)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued		23,270	—
Payment of hedging derivative financial instruments for debt securities issued		(17,341)	(20,980)
Redemption of subsidiary’s hybrid bonds and others		(426,808)	(1,105,051)

Net cash provided by financing activities		1,303,194	686,853

Effect of exchange rate fluctuations on cash and cash equivalents held		8,375	16,237

Decrease in cash and cash equivalents		(997,160)	(416,765)

Cash and cash equivalents at beginning of period		5,604,411	6,021,176

Cash and cash equivalents at end of period	~~W~~	4,607,251	5,604,411

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)  Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)  Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2015 and 2014 are as follows:

Investor	Investee (*1)	Location	Date of financial information	Ownership (%)
				2015	2014
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	100.0	—
”	PT Bank Metro Express	Indonesia	”	97.76	—
”	PT Centratama Nasional Bank	”	”	75.0	—
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	Nam An Securities Co., Ltd.	Vietnam	”	100.0	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

1.	Reporting entity (continued)

Investor	Investee (*1)	Location	Date of financial information	Ownership (%)
				2015	2014
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	September 30	100.0	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description
Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 37 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 43 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 4, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 24, 2016.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation (continued)

(e) Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2015.

i) K-IFRS No. 1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No. 1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

ii) K-IFRS No. 1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No. 1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii) K-IFRS No. 1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No. 1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv) K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039, even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

2.	Basis of preparation (continued)

v) K-IFRS No. 1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No. 1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi) K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for the changes in accounting policies as explained in Note 2 (e).

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group has reportable segments which consist of banking, credit card, securities, life insurance and others.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g) Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(l) Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(n) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(o) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(q) Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasuremens of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

•	Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a reasonable statistical method considering the company’s experience rate

•	Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv) Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(w) Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(y) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(ab) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2015, and the Group has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS 1109, published in December 2015, replaces the existing guidance in K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. K-IFRS 1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.